767 Fifth Avenue

New York, NY 10153-0119

+1 212 310 8000 tel

+1 212 310 8007 fax

July 21, 2022

Mitchell Austin

United States Securities and Exchange Commission

Division of Corporation Finance

Office of Technology

100 F Street NE

Washington, D.C. 20549

Re:	MSP Recovery, Inc.

Registration Statement on Form S-1

Filed July 1, 2022

File No. 333-265953

Dear Mr. Austin,

On behalf of our client, MSP Recovery, Inc., (the “Company”), we are responding to the comment letter (“Comment Letter”) of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”), dated July 15, 2022, relating to the Registration Statement on Form S-1 (the “Registration Statement”) filed with the Commission on July 1, 2022. In connection with these responses, the Company is filing, electronically via EDGAR to the Commission, an amendment to the Registration Statement (the “Amended Registration Statement”) on the date of this response letter. In addition to addressing the comments raised by the Staff in the Comment Letter, the Company has revised the Registration Statement to update certain other disclosures.

For ease of reference, each of the Staff’s comments is reproduced below in bold and is followed by the response to such comment. In addition, unless otherwise indicated, all references to page numbers in such responses are to page numbers in the Amended Registration Statement. Capitalized terms used in this letter but not otherwise defined herein shall have the meaning ascribed to such term in the Amended Registration Statement.

Cover Page

1.

Comment: Disclose the exercise prices of the warrants compared to the market price of the underlying securities. If the warrants are out the money, please disclose the likelihood that warrant holders will not exercise their warrants. Provide similar disclosure in the prospectus summary, risk factors, MD&A and use of proceeds section and disclose that cash proceeds associated with the exercises of the warrants are dependent on the stock price. As applicable, describe the impact on your liquidity and update the discussion on the ability of your company to fund your operations on a prospective basis with your current cash on hand.

Response: In response to the Staff’s comments, the Company has revised its disclosure in the Cover Page, Prospectus Summary on page 5, Risk Factors on pages 36, Use of Proceeds on page 52 and MD&A on page 76 of the Amended Registration Statement.

The Company’s Management’s Discussion and Analysis of Financial Condition and Results of Operations

Sale of Shares

2.

Comment: Please revise this disclosure to highlight the fact that Mr. Ruiz, a beneficial owner of over 96% of your outstanding Class A shares, will be able to sell almost all of his shares for so long as the registration statement of which this prospectus forms a part is available for use.

Response: In response to the Staff’s comments, the Company has revised its disclosure in the MD&A on page 69.

Signatures

3.	Comment: Please revise the signatures section to identify your controller or principal accounting officer (PAO).

Response: In response to the Staff’s comments, the Company has revised its signatures section.

General

4.

Comment: Revise your prospectus to disclose the price that each selling securityholder paid for the securities being registered for resale. Highlight any differences in the current trading price, the prices that the selling securityholders acquired their shares and warrants, and the price that the public securityholders acquired their shares and warrants. Please also disclose the potential profit the selling securityholders will earn based on the current trading price. Lastly, please include appropriate risk factor disclosure.

Response: In response to the Staff’s comments, the Company has revised its disclosure in the Cover Page, Risk Factors on page 44 and the Selling Securityholders section on page 116.

Should any questions arise in connection with the filing or this response letter, please contact the undersigned at 1-212-310-8893 or by email at Corey.Chivers@weil.com.

Sincerely yours,

/s/ Corey Chivers
Corey Chivers, Esq.

cc:	John H. Ruiz, Chief Executive Officer